February 12, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jennifer Gowetski, Special Counsel

Re:	Logistics Property Trust Inc.

Amendment No. 3 to Registration Statement on Form S-11

Filed December 21, 2015

File No. 333-200594

Dear Ms. Gowetski:

On behalf of Logistics Property Trust Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-Effective Amendment No. 4 to the above-referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 4”).

Amendment No. 4 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Dwight L. Merriman III of the Company, dated January 15, 2016 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Amendment No. 4 and four marked copies of Amendment No. 4, which have been marked to indicate the location of changes from Pre-Effective Amendment No. 3 to the Registration Statement filed on December 21, 2015, together with four copies of this response letter.

Cover Page

1.	We note the reference to “significantly limit the liquidity” in the third risk factor and the disclosure in the summary regarding your liquidity event history. Please revise your cover and page 6 to specifically clarify there is no requirement to ever provide liquidity.

Response:

The Company notes that it has disclosed that it is not required to ever provide liquidity on both the cover page and on page 6. The third risk factor listed on the cover page includes the following disclosure, specifically informing potential investors that the Company is not required by its charter or otherwise to provide liquidity: “[b]ecause we are not required by our charter or

GREENBERG TRAURIG, LLP • ATTORNEYS AT LAW • WWW.GTLAW.COM

Ms. Jennifer Gowetski

February 12, 2016

otherwise to provide liquidity to our stockholders, . . .”. In addition, the fourteenth risk factor listed under the caption “Summary Risk Factors” on page 6 of the prospectus states, “[w]e are not required by our charter or otherwise to provide liquidity to our stockholders.”

Prospectus Summary, page 1

2.	As disclosed on page 2, we note that an investor would pay approximately $0.52 in distribution fees or 5.5% of the $9.42 offering price over approximately 5.5 years. Please confirm, and if true, disclose that total selling commissions and dealer manager fees on the Class T shares would be approximately 10% (i.e. 4.5% selling commissions and dealer manager fees plus 5.5% distribution fees) if distribution fees were paid in full.

Response:

The Company expects total underwriting compensation paid with respect to Class T shares sold in the primary offering to equal approximately 10% of the total gross investment amount at the time of purchase of such Class T shares if distribution fees are paid in full. The Company has updated the disclosure noted by the Commission in Amendment No. 4 to reflect that the Company expects that the Dealer Manager would be paid approximately $0.94, or approximately 10% of the $9.42 Class T share offering price if distribution fees were paid in full.

3.	We note the disclosure on page 7 that, subject to the limitations in your charter, the fees and compensation payable by you may increase or decrease during this offering or future offerings if such revision is approved by a majority of your board of directors. Please revise here and on page 90 to specifically clarify, if true, that the fees and compensation may increase without the approval of your shareholders.

Response:

The Company has updated the disclosure in Amendment No. 4 to reflect that a majority of the Company’s board of directors may increase or decrease the fees and compensation payable by the Company during the offering or future offerings without approval by the Company’s stockholders.

What is the Liquidity Event History . . . ?. page 28

4.	We note your revised disclosure that IIT estimates that an additional approximately $0.56 net per liquidating trust unit will be paid in cash upon consummation of the sales of all the excluded properties. Please revise to disclose the timeframe when you anticipate the consummation of such sales and clarify, if true, the liquidating trust units are illiquid.

GREENBERG TRAURIG, LLP

Ms. Jennifer Gowetski

February 12, 2016

Response:

The Company confirms that the liquidating trust units are illiquid. The Company has updated Amendment No. 4 to reflect that the units are illiquid. The Company has also added disclosure indicating that the liquidating trust currently anticipates that it will complete its liquidation within the next 12 to 24 months.

5.	Please update this section to include the most recent NAV of the two public REITs that have not had a liquidity event or advise.

Response:

The Company has updated Amendment No. 4 to reflect Dividend Capital Diversified Property Fund Inc.’s most recent estimated per share net asset value (“NAV”) per share of $7.43 as of January 29, 2016. Pre-Effective Amendment No. 3 to the Registration Statement already reflected Industrial Property Trust Inc.’s most recent estimated per share NAV.

Prior Performance Tables

Table IV, page A-5

6.	We note your disclosure in footnote (7) on page A-7. Please tell us why you determined it was appropriate to assume an investment in DCT on the month-end date nearest the mid-point of DCT’s offerings as opposed to the date of DCT’s initial receipt of proceeds. Please also tell us with a view toward disclosure how the internal rate of return would differ if measured from the date of DCT’s initial receipt of proceeds.

Response:

After discussion with the Staff, we note that this comment was meant to reference footnote (9) on page A-7 rather than footnote (7). The Company determined to include an internal rate of return calculation that assumed an investment in DCT on the month-end date nearest the mid-point of DCT’s offerings as opposed to the date of DCT’s initial receipt of proceeds because the Company believes that the internal rate of return for an investor at the mid-point of DCT’s offerings is more representative of the average internal rate of return for investors in DCT’s cumulative offerings than the internal rate of return that is calculated assuming the investment was made on the date of DCT’s initial receipt of offering proceeds. Nonetheless, the Company has revised Table IV such that the “Investor Internal Rate of Return” for DCT presented in the table reflects a calculation that assumes the investment was made on the date of DCT’s initial receipt of offering proceeds and has included the “Investor Internal Rate of Return” calculated assuming an investment in DCT on the month-end date nearest the mid-point of DCT’s offerings as supplemental information in footnote (9) to the table.

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GREENBERG TRAURIG, LLP

Ms. Jennifer Gowetski

February 12, 2016

If you have any questions about this letter or require any further information, please call me at 202-331-3169.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Dwight L. Merriman III, Logistics Property Trust Inc.

GREENBERG TRAURIG, LLP